PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Table of contents
Condensed consolidated interim statements of operations and comprehensive income (loss)	1
Condensed consolidated interim balance sheets	2
Condensed consolidated interim statements of shareholders’ equity	3
Condensed consolidated interim statements of cash flows	4
Notes to the condensed consolidated interim financial statements	5-25

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)
		Three months ended June 30,		Six months ended June 30,
	Notes	2012	2011	2012	2011
		$	$	$	$

Revenue	5	57,061	40,830	101,065	74,818

Operating expenses		(18,253)	(16,166)	(37,146)	(32,034)
Depreciation and depletion	7	(8,639)	(5,941)	(15,088)	(13,149)
Total cost of sales		(26,892)	(22,107)	(52,234)	(45,183)

Income from mine operations		30,169	18,723	48,831	29,635
General and administrative expenses		(6,017)	(5,106)	(9,532)	(9,610)

Income from operations		24,152	13,617	39,299	20,025
Other expense		(343)	-	(431)	-
Foreign exchange (loss) gain		(1,280)	4,956	204	3,388
Finance income		695	2,414	832	2,447
Finance expense	8	(692)	(3,132)	(1,839)	(6,081)
(Loss) gain on derivative contracts	12 (i)	(176)	(1,229)	(197)	1,898

Income before income taxes		22,356	16,626	37,868	21,677

Income taxes expense	6	(7,351)	(12,729)	(4,285)	(25,674)

Net income (loss) for the period		15,005	3,897	33,583	(3,997)

Other comprehensive income
Exchange differences on translation of foreign operations		(146)	(1,431)	98	(711)
Total comprehensive income (loss) for the period		14,859	2,466	33,681	(4,708)

Basic income (loss) per share		0.17	0.04	0.38	(0.05)
Diluted income (loss) per share		0.16	0.04	0.35	(0.05)

Weighted average number of common shares outstanding
Basic	9 (a)	88,259,831	87,914,731	88,259,831	87,843,998
Diluted	9 (a)	96,688,006	88,197,130	96,698,257	87,843,998

See accompanying notes to the condensed consolidated interim financial statements.	1

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (In thousands of United States dollars) (Unaudited)
		June 30,	December 31,
	Notes	2012	2011
		$	$

Assets
Current assets
Cash	14 (a)	125,733	80,761
Trade and other receivables		3,403	5,526
Taxes receivable	6, 14 (a)	9,514	20,969
Prepaid expenses		5,401	5,570
Inventories		8,195	9,463
Derivative asset	12 (i)	7	203
Total current assets		152,253	122,492

Non-current assets
Mining interests	7	486,910	486,424
Deferred tax asset	6	14,055	15,781
Total assets		653,218	624,697

Liabilities
Current liabilities
Trade and other payables		18,765	24,907
Taxes payable		7,561	4,213
Current portion of long-term debt	8	35,000	40,000
Total current liabilities		61,326	69,120

Non-current liabilities
Decommissioning liability		9,736	9,373
Long-term debt	8	40,000	40,000
Other long-term liabilities	9 (e)	4,009	2,926
Total liabilities		115,071	121,419

Equity
Share capital	9 (b)	423,250	423,250
Warrant reserve	9 (d)	34,237	34,237
Share-based payment reserve	9 (c)	15,833	14,645
Foreign currency translation reserve		(1,352)	(1,450)
Retained earnings		66,179	32,596
Total equity		538,147	503,278
Total liabilities and equity		653,218	624,697

Commitments and contingencies (Note 14)

See accompanying notes to the condensed consolidated interim financial statements.	2

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (In thousands of United States dollars, except for number of common shares)
						Foreign
					Share-based	currency	Retained
		Share capital		Warrants	payment	translation	Earnings/
	Notes	Shares	Amount	reserve	reserve	reserve	(Deficit)	Total Equity
			$	$	$	$	$	$

Balance, January 1, 2011		87,739,005	420,994	35,396	8,751	138	(35,233)	430,046
Shares issued for
Exercise of warrants	9 (d)	492,076	2,127	(1,159)	-	-	-	968
Exercise of stock options	9 (c)	18,750	87					87
Foreign currency translation		-	-	-	-	(711)	-	(711)
Share-based payment	9 (c)	-	-	-	3,677	-	-	3,677
Net loss		-	-	-	-	-	(3,997)	(3,997)
Balance, June 30, 2011		88,249,831	423,208	34,237	12,428	(573)	(39,230)	430,070
Shares issued for
Exercise of warrants	9 (d)	-	-	-	-	-	-	-
Exercise of stock options	9 (c)	10,000	42	-	(50)	-	-	(8)
Foreign currency translation		-	-	-	-	(877)	-	(877)
Share-based payment	9 (c)	-	-	-	2,267	-	-	2,267
Net Income		-	-	-	-	-	71,826	71,826
Balance, December 31, 2011		88,259,831	423,250	34,237	14,645	(1,450)	32,596	503,278
Foreign currency translation		-	-	-	-	98	-	98
Share-based payments	9 (c)	-	-	-	1,188	-	-	1,188
Net income		-	-	-	-	-	33,583	33,583
Balance, June 30, 2012		88,259,831	423,250	34,237	15,833	(1,352)	66,179	538,147

Total comprehensive income was $14,859 and $33,681 for the three and six months ended June 30, 2012 (June 30, 2011 - income of $2,466 and loss of $4,708).

See accompanying notes to the condensed consolidated interim financial statements.	3

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (In thousands Of United States dollars) (Unaudited)
		Three months ended June 30,		Six months ended June 30,
	Notes	2012	2011	2012	2011
		$	$	$	$

Operating activities
Income before taxes		22,356	16,626	37,868	21,677
Adjustments for:
Depreciation and depletion	7	8,639	5,941	15,088	13,149
Changes to decomissioning liability		-	68	-	771
Share-based payments	9 (c), (e)	2,106	2,410	2,704	4,640
Cash paid for derivative contracts (net of sales proceeds)	12 (i)	-	922	-	(1,313)
Unrealized (gain) loss on derivative asset	12 (i)	(734)	1,436	(1,668)	(1,509)
Realized (gain) loss on derivative asset	12 (i)	910	(207)	1,865	(389)
Assets written off		79	-	324	-
Unrealized foreign exchange (gain) loss		2,494	(6,552)	(568)	(6,264)
Taxes paid		(362)	(3,756)	(1,071)	(18,317)
Other adjustments
Finance income (disclosed in investing activities)		(695)	(2,414)	(832)	(2,447)
Finance expense net of capitalized borrowing costs (disclosed in financing activities)		1,020	3,403	2,251	6,698
		35,813	17,877	55,961	16,696

Changes in non-cash working capital	10	11,102	(11,267)	13,770	2,032
Cash provided by operating activities		46,915	6,610	69,731	18,728

Investing activities
Expenditures on exploration and evaluation assets	7	(6,831)	(2,204)	(13,791)	(4,120)
Expenditures on mining interests	7	(1,079)	(6,698)	(2,064)	(9,994)
Interest received		695	73	832	94
Cash used in investing activities		(7,215)	(8,829)	(15,023)	(14,020)

Financing activities
Repayment of debt	8 (ii)	-	-	(5,000)	-
Proceeds on exercise of warrants and options	9 (d)	-	937	-	1,021
Interest paid	8 (ii)	-	(571)	(4,406)	(931)
Cash used in financing activites		-	366	(9,406)	90

Effect of foreign exchange rate changes on cash		(235)	102	(330)	533

Increase in cash		39,465	(1,751)	44,972	5,331
Cash, beginning of period		86,268	65,380	80,761	58,298
Cash, end of period		125,733	63,629	125,733	63,629

Supplemental cash flow information (Note 10)

See accompanying notes to the condensed consolidated interim financial statements.	4

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia B.C. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reportable operating segment.

2.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2012 based on current standards. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements for the year ended December 31, 2011, and its condensed consolidated interim financial statements for the three months ended March 31, 2012.

These condensed consolidated interim financial statements do not include all the necessary annual disclosures in accordance with IFRS. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements have been prepared on a historical cost basis, other than the derivative asset, which is accounted for as fair value through profit and loss.

The preparation of the condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the condensed consolidated interim financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the condensed consolidated interim financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at June 30, 2012 and the results of its operations and cash flows for the three and six months then ended have been made. The interim results are not necessarily indicative of results for a full year.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(a)	Basis of consolidation

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their respective dates of acquisition. All material intercompany transactions and balances, revenues and expenses have been eliminated. The Company’s significant subsidiaries are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas Mine, Silver Trading (Barbados) Limited and Primero Mining Luxembourg S.a.r.l.

(b)	Measurement uncertainties

Significant estimates used in the preparation of these financial statements include, but are not limited to:

(i)	asset carrying values and impairment charges;

(ii)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

(iii)	the valuation of inventories;

(iv)	the recoverable tonnes of ore from the mine and the related depreciation and depletion of mining interests;

(v)

the proven and probable mineral reserves and resources, as well as mineral potential associated with the mining property, the expected economic life of the mining property, the future operating results and net cash flows from the mining property and the recoverability of the mining property;

(vi)	the expected costs of reclamation and closure cost obligations;

(vii)	the assumptions used in accounting for share-based payments;

(viii)	the ultimate determination of contingent liabilities disclosed by the Company;

(ix)	the provision for income and mining taxes including expected recovery and periods of reversals of timing differences and composition of deferred income tax assets and liabilities; and

(x)	the fair values of assets and liabilities acquired in business combinations.

Significant judgments used in the preparation of these financial statements include, but are not limited to:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(i)	accounting and presentation relating to the agreement acquired upon the Company’s acquisition of the San Dimas Mine to sell silver to Silver Wheaton Caymans (Note 4);

(ii)

the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities, in particular, the benefit of a successful advance pricing agreement (“APA”) filing and resultant provision for income taxes based on realized silver prices ( Notes 4, 6 and 14 (a));

(iii)	the componentization of buildings, plant and equipment, and the useful lives and related depreciation of these assets;

(iv)	the grouping of the San Dimas assets into a Cash Generating Unit (“CGU”) and the determination that the Company has just one CGU;

(v)	the expected conversion of the convertible debt; and

(vi)	the functional currency of the entities within the consolidated group.

3.	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. As at June 30, 2012, the only asset the Company recognized to which IFRS 13 would apply was the silver call option derivative asset which is measured at fair value.

The measurement of the derivative asset is based on observable inputs in the silver futures market using Level 1 inputs (quoted prices in active markets for items identical to the asset or liability being measured); the valuation methodology is in accordance with IFRS 13. Based on the financial instruments of the Company as at June 30, 2012, there will be no impact to the Company from the adoption of this standard.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted and includes guidance on transition for pre-existing stripping assets. At present the Company has no open pit mining operations and as such is not impacted by this new standard. Should the Company own an open pit mine in the future it will apply the provisions of IFRIC 20 from initial recognition, and develop a policy for allocation of costs if relevant.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The only implication the amendments to IAS 1 has on the Company is with respect to the balances shown in OCI. At June 30, 2012, the Company only presented one amount in OCI; this related to the foreign exchange gains or losses recognized upon translation of the parent company results from its functional currency (CDN$) to the presentational currency (US$). This amount would be unlikely to be recycled through the Statement of Operations in future, as it relates to the parent company (and not a subsidiary which may be disposed of in future). The fact that this amount will not be recycled through the Statement of Operations will need to be disclosed in the notes to the financial statements as a result of this change to IAS 1.

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact IFRS 9 will have on its financial statements.

As at June 30, 2012, the Company recognized and classified/measured the following financial instruments in accordance with IAS 39:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Financial instrument	Classification under IAS 39	Measurement basis under IAS 39
Cash	Loans and receivables	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Convertible note (expires August 2012)	Other financial liabilities	Amortized cost
Promissory note	Other financial liabilities	Amortized cost
Derivative asset	Fair value through profit or loss	Fair value

Under IFRS 9, each of these financial instruments will have to be classified as either, amortized cost or fair value. The Company would retain the same classifications as above, and based on an analysis of IFRS 9, there would be no change to the recognition of these financial instruments as a result of the adoption of IFRS 9.

There will likely be some disclosure differences for the Company as a result of the transition from IAS 39 to IFRS 9.

4.	Silver purchase agreement

On August 6, 2010, the Company obtained control of the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The purchase was part of the Company’s strategy of building a portfolio of high-quality, low-cost precious metal assets.

In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Limited. (“Silver Trading”), which is party to a silver purchase agreement with Silver Wheaton and Silver Wheaton Caymans (“the silver purchase agreement”).

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. This transaction was documented in two silver purchase agreements, the first one between Silver Trading and Silver Wheaton Caymans (the “External SPA”), and the second one between the owner of the San Dimas Mine and Silver Trading (the “Internal SPA”). The Internal SPA specified that the purchase price of silver was the market price. The Company was required to assume these two agreements when it acquired the San Dimas Mine. The Internal SPA and External SPA were amended when the Company acquired the San Dimas Mine, such that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 2 (b)).

Until October, 2011, the Company computed income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices (the price in the Internal SPA that it was required to assume on the acquisition of the San Dimas Mine). From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realized approximately $4 per ounce, however, the Company recorded income taxes based on sales at market prices. On October 11, 2011, as part of its restructuring initiatives, the Company amended the Internal SPA to provide that the price payable by Silver Trading to purchase silver is the same price as the fixed price charged by Silver Trading under the External SPA. On October 17, 2011, the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an APA on the Company’s restructuring plan that, if successful, would result in paying income taxes based on realized revenue (Note 6).

5.	Revenue

Revenue is comprised of the following sales:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	$	$	$	$

Gold	40,050	28,690	78,642	57,130
Silver (Note 4)	17,011	12,140	22,423	17,688
	57,061	40,830	101,065	74,818

As described in Note 4, for the first four years post-acquisition of the San Dimas Mine, the Company is entitled to sell 50% of silver production above a 3.5 million ounce threshold (until August 6 of the current year) at market price. This threshold for 2012 was met in at the end of April, and as such, the Company sold 470,000 ounces of silver at market prices during the three and six months ended June 30, 2012. The Company sold 260,593 ounces of silver at market prices during the three and six months ended June 30, 2011.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

6.	Income taxes

	(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these financial statements:

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
	$	$		$

Income before income taxes	22,356	16,626	37,868	21,677

Canadian federal and provincial income tax rate	25.00%	28.50%	25.00%	28.50%

Expected income tax expense	(5,589)	(4,738)	(9,467)	(6,178)

(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(1,379)	526	(1,781)	247
Share-based payments	(392)	(564)	(501)	(1,222)
Amounts allowable (excluded) for tax purposes	3,301	(580)	6,363	(3,306)
Impact of Mexican inflation on tax values	317	-	4,727	-
Impact of foreign exchange	(1,647)	610	27	4,050
Withholding taxes on intercompany interest	(1,130)	(829)	(2,331)	(1,658)
Benefit of tax losses not recognized	(832)	(7,154)	(1,322)	(17,607)
Income tax expense	(7,351)	(12,729)	(4,285)	(25,674)

Income tax expense is represented by:
Current income tax recovery (expense)	719	13,081	(13)	(1,093)
Deferred income expense	(8,070)	(25,810)	(4,272)	(24,581)
Net income tax expense	(7,351)	(12,729)	(4,285)	(25,674)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	The significant components of the Company’s deferred tax asset are as follows:

	June 30,	December 31,
	2012	2011
	$	$

Non-capital losses and other future deductions (Note 14 (a))	8,952	14,508
Mineral property, plant and equipment	4,262	369
Decommissioning liability	(1,899)	(1,855)
Other	2,740	2,759
Deferred income tax asset	14,055	15,781

On October 17, 2011 the Company’s Mexican subsidiary filed an APA that, if successful, would result in paying income taxes in Mexico based on realized rather than spot revenue. As described in Note 4, upon the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company’s provision for income taxes until filing the APA was based on sales at market prices.

For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, the Company’s Mexican subsidiary has recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon) at the contracted price of approximately $4 since the acquisition of the San Dimas Mine and in addition claimed a refund for the previous overpayment of taxes. A refund of approximately $20 million (including inflationary payments of $0.7 million) was received by the Company during the three months ended June 30, 2012, and approximately $2 million is still pending. The refund does not indicate that the APA has been successful, and should the Mexican authorities rule against the Company at conclusion of the APA process, this amount would be payable (Note 14 (a)). The recovery of taxes from August 6, 2010 to the date of filing was accounted for prospectively in the fourth quarter 2011 in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

No tax penalties are applied for the duration of the APA process should the Mexican tax authorities disagree with the restructuring plan (Note 14 (a)).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

7.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining	Exploration and		Plant,	Construction
	properties	evaluation	Land and	equipment	in	Computer
	and leases	assets	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$	$
Cost

At January 1, 2011	383,718	4,744	46,599	49,977	9,884	792	495,714
At December 31, 2011	416,465	-	50,562	53,416	2,408	1,637	524,488
At June 30, 2012	416,465	6,307	50,533	55,084	9,891	1,760	540,040

Depreciation
and depletion

At January 1, 2011	8,629	-	710	1,947	-	68	11,354
At December 31, 2011	26,364	-	2,871	8,408	-	421	38,064
At June 30, 2012	36,527	-	4,012	11,960	-	631	53,130

Carrying value

At January 1, 2011	375,089	4,744	45,889	48,030	9,884	724	484,360
At December 31, 2011	390,101	-	47,691	45,008	2,408	1,216	486,424
At June 30, 2012	379,938	6,307	46,521	43,124	9,891	1,129	486,910

All property acquired as part of the San Dimas Mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement, the convertible note and promissory note entered into upon the acquisition of the San Dimas Mine (Note 8).

Depreciation and depletion expense for the three and six months ended June 30, 2012 was $7.5 million and $15.1 million respectively (2011 - $6.1 million and $12.9 million), of which $(1.1) million and $22,000 represent the change in the inventories balance in the three and six months ended June 30, 2012 respectively (2011 - $0.2 million and $(0.2) million). Borrowing costs of $0.3 million and $0.4 million were capitalized to mining interests during the three and six months ended June 30, 2012 (2011 - $0.3 million and $0.6 million) at a weighted average borrowing rate of 4.90% (2011 – 4.37%).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

8.	Current and long-term debt

	June 30,	December 31,
	2012	2011
	$	$

Convertible debt (i)	30,000	30,000
Promissory note (ii)	45,000	50,000
	75,000	80,000
Less: Current portion of debt	(35,000)	(40,000)
Long-term debt	40,000	40,000

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note may be repaid in cash by the Company at any time or converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount will be translated into Canadian dollars by multiplying such amount by 1.05, which was the approximate exchange rate at the time of the acquisition.

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

On October 19, 2011, the Company used its cash resources to repay $30 million (or 50%) of the Note plus $1.1 million of accrued interest.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Note is considered to contain an embedded derivative relating to the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, was calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component was re-measured at fair value at each reporting date while the debt component was accreted to the face value of the Note using the effective interest rate through periodic charges to finance expense over the initial one-year term of the debt. As the initial one-year term was reached on August 6, 2011, the derivative component had $nil value at June 30, 2012 and will continue to have $nil value through to the final maturity date of the Note. Accretion relating to the Note for the three and six months ended June 30, 2012 was $nil and $nil respectively (2011 - $1.8 million and $3.5 million).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

9.	Share capital

	(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2012	2011
Common shares issued and fully paid

At January 1	88,259,831	87,739,005
Issued during three month period (Note 9 (b))	-	41,666
At March 31	88,259,831	87,780,671
Issued during three month period (Note 9 (b))	-	469,160
At June 30	88,259,831	88,249,831

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Weighted average number of common shares - basic	88,259,831	87,914,731	88,259,831	87,843,998
Potentially dilutive options	5,715	115,964	15,966	-
Potentially dilutive warrants		166,435	-	-
Potentially dilutive convertible debt	8,422,460	-	8,422,460	-
Weighted average number of common shares - diluted	96,688,006	88,197,130	96,698,257	87,843,998

(b)	Common shares issuance

	(i)	During the six months ended June 30, 2011, the Company issued 492,076 common shares upon the exercise of common share purchase warrants and 18,750 common shares upon the exercise of stock options.

	(ii)	During the year ended December 31 2011, the Company issued 492,076 common shares upon the exercise of common share purchase warrants and 28,750 common shares upon the exercise of stock options.

(c)	Stock options

Under the Company’s stock option plan, the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of five or ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at June 30, 2012, the following stock options were outstanding and exercisable:

	Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

July 29, 2013	160,000	4.20	1.1	160,000	4.20	1.1
July 9, 2014	10,000	2.70	1.8	10,000	2.70	1.8
August 6, 2015	4,659,490	6.00	3.1	3,453,998	6.00	3.1
August 25, 2015	2,355,000	5.26	3.2	1,570,000	5.26	3.2
November 12, 2015	460,000	6.43	3.4	306,665	6.43	3.4
March 7, 2016	175,000	3.99	3.7	58,333	3.99	3.7
November 8, 2016	300,000	3.47	4.4	-	-	-
March 31, 2017	75,000	2.60	4.8	-	-	-
July 9, 2019	275,000	2.70	6.8	275,000	2.70	6.8
	8,469,490	5.51	3.3	5,833,996	5.59	3.3

The following is a continuity schedule of the options outstanding for the period:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$
Outstanding at January 1, 2011	8,158,240	5.64
Exercised	(28,750)	2.74
Granted	475,000	3.66
Cancelled	(30,000)	5.26
Outstanding at December 31, 2011	8,574,490	5.54
Granted	75,000	2.60
Cancelled	(180,000)	5.78
Outstanding at June 30, 2012	8,469,490	5.51

The fair value of the options granted in 2012 and 2011 was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. Other conditions and assumptions were as follows:

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$
March 31, 2012	75,000	3.5	2.60	1.39	47	0.92
November 8, 2011	300,000	3.5	3.47	1.19	47	1.22
March 7, 2011	175,000	3.5	3.99	2.34	48	1.39

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the option.

(d)	Warrants

As at June 30, 2012, the following share purchase warrants were outstanding:

	Exercise
Amount Note	price	Expiry date
	Cdn$
20,800,000	8.00	July 20, 2015

The following is a continuity schedule of the warrants outstanding for the period:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Outstanding and exercisable at January 1, 2011	21,775,692	7.82
Exercised	(492,076)	1.92
Expired	(6,636)	2.00
Outstanding and exercisable at December 31, 2011	21,276,980	7.96
Expired	(476,980)	6.00
Outstanding and exercisable June 30, 2012	20,800,000	8.00

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model.

(e)	Phantom share unit plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all PSU units (“units”) is $nil. The amount to be paid out in respect of units which vest under the plan is the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

On May 28, 2012 the Company’s shareholders approved the establishment of the Directors PSU plan. A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following units were issued and outstanding as at June 30, 2012:

	Number of
	units
Date of issue	outstanding	Vesting date	Expiry date
August 6, 2010	1,528,076	August 6, 2013	December 31, 2013
February 27, 2011	95,666	February 27, 2013	December 31, 2013
February 27, 2011	95,667	February 27, 2014	December 31, 2014
May 19, 2011	36,748	May 19, 2013	December 31, 2013
May 19, 2011	36,749	May 19, 2014	December 31, 2014
November 8, 2011	33,333	November 8, 2012	December 31, 2012
November 8, 2011	33,333	November 8, 2013	December 31, 2013
November 8, 2011	33,334	November 8, 2014	December 31, 2014
March 31, 2012	825,046	March 31, 2013	December 31, 2013
March 31, 2012	825,046	March 31, 2014	December 31, 2014
March 31, 2012	825,046	March 31, 2015	December 31, 2015
March 31, 2012	38,461	December 1, 2012	December 31, 2012
March 31, 2012	38,461	December 1, 2013	December 31, 2013
March 31, 2012	38,462	December 1, 2014	December 31, 2014
May 25, 2012	31,410	May 25, 2013	December 31, 2013
May 25, 2012	31,410	May 25, 2014	December 31, 2014
May 25, 2012	31,411	May 25, 2015	December 31, 2015
Total	4,577,659

All of these units have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations during the three and six months ended June 30, 2012 in relation to the PSUP was $1.6 million and $1.5 million respectively ( 2011 - $0.5 million and $0.9 million). None of these units were vested at June 30, 2012, but all remain outstanding.

The fair value of the units granted as at June 30, 2012 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Number of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 6, 2010	1,528,076	1.1	0.00	1.03	58	2.63
February 27, 2011	191,333	0.7	0.00	1.03	59	2.63
May 19, 2011	73,497	0.9	0.00	1.03	60	2.63
November 8, 2011	100,000	1.4	0.00	1.03	55	2.63
March 31, 2012	2,590,522	1.8	0.00	1.03	52	2.63
May 25, 2012	94,231	1.9	0.00	1.03	52	2.63

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the unit.

10.	Supplementary cash flow information

Net changes in non-cash working capital comprise the following:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Trade and other receivables	196	(1,508)	3,053	12,458
Taxes receivable	15,816	(2,946)	11,573	(8,994)
Prepaid expenses	30	(542)	175	(294)
Inventories	291	(275)	1,224	(360)
Trade and other payables	(6,641)	(12,106)	(3,967)	(10,982)
Taxes payable	1,410	6,110	1,712	10,204
	11,102	(11,267)	13,770	2,032

11.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three and six months ended June 30, 2012. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company ensures it has sufficient cash resources to pursue the exploration and development of its mining properties, and to fund potential acquisitions and future production in the San Dimas mine. To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 8). The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note and the convertible debt (Note 8), the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and

  Commencing the quarter ended September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

12.	Financial instruments

The Company’s financial instruments at June 30, 2012 and December 31, 2011 consist of cash, trade and other receivables, the derivative asset, trade and other payables, the convertible note, and the promissory note.

At June 30, 2012, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the convertible note liability was determined on the date of issue using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value. The derivative asset is marked-to market each period.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at June 30, 2012 or December 31, 2011, other than those discussed below.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to partially mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. During the three months ended June 30, 2011, contracts to purchase 334,000 ounces of silver were sold, resulting in a gain of $0.5 million and $0.6 million for the three and six months ended June 30, 2011, respectively, and contracts to purchase 140,000 ounces expired, resulting in a realized loss of $0.3 million and $0.2 million, respectively, for the three and six months ended June 30, 2011.

The fair value of the remaining contracts (which were accounted for as a derivative asset) was $0.5 million at June 30, 2011, based on current and available market information. As such, a net loss of $1.6 million and $1.1 million was recognized as an unrealized mark-to-market loss on the outstanding contracts for the three and six months ended June 30, 2011 respectively in the statement of operations. All contracts purchased on March 18, 2011 expired in September 2011.

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The fair value of these contracts (which are accounted for as a derivative asset) was $7,000 at June 30, 2012, based on current and available market information. In the three and six months ended June 30, 2012, the Company recognized a loss on these contracts of $0.2 million and $0.2 million respectively, comprising a realized loss on expired contracts of $0.9 million and $1.9 million respectively and an unrealized marked-to-market gain on unexpired contracts of $0.7 million and $1.7 million respectively.

(ii)	Convertible note and promissory note

The convertible note was considered to contain an embedded derivative liability which was re-measured at fair value each period during the initial one year term that expired on August 6, 2011, at which time the fair value of the derivative was $nil. During the three and six months ended June 30, 2011 unrealized derivative gains of $0.2 million and $2.6 million respectively were recognized in relation to this derivative liability.

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

13.	Related party transactions

The Company has a convertible note and a promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp, respectively. Goldcorp owns approximately 35% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012 (Note 8).

During the three and six months ended June 30, 2012, $0.3 million and $1.6 million (2011 - $1.0 million and $2.3 million) were paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at June 30, 2012, the Company had an amount payable of $2.4 million due to DMSL (December 31, 2011 - $2.9 million).

14.	Commitments and contingencies

(a)

As described in Notes 4 and 6, on October 17, 2011 the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan that, if successful, would result in paying income taxes in Mexico based on realized rather than spot revenue.

The Company’s restructuring plan relies on a detailed transfer pricing analysis in order to support the ongoing sale of silver from Mexico to a related party at the fixed price. Given the intensified scrutiny of transfer pricing in recent years and the significant adjustments and penalties assessed by tax authorities, many jurisdictions (including Mexico) allow companies to mitigate this risk by entering into an APA.

The APA review is an interactive process between the taxpayer and the tax authority. At the end of the APA process, the tax authorities will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement.

For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, the Company’s Mexican subsidiary has recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon) at the contracted price of approximately $4 since the date of acquisition of the San Dimas Mine (August 6, 2010), and in addition claimed a refund for the overpayment of taxes between the date of purchase of the San Dimas Mine and the date of the filing (Note 6).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Should the Company be unsuccessful in its APA application , it will need to pay to the Mexican government the amount of tax which the government deems to be owing in respect of taxation on silver sales under the silver purchase agreement. The Company considers this to be a contingent liability, the outcome of which will not be known until the tax authorities issue their final opinion. The maximum contingent liability in respect of such an adverse ruling as at June 30, 2012 is $52.4 million plus estimated interest of $5.8 million . During the three months ended June 30, 2012, the Company received a refund of approximately $20 million (including inflationary payments of $0.7 million) for overpayment of taxes, and approximately $2 million is still pending. As such, the cash that would have to be paid to satisfy the contingent liability at June 30, 2012 is $56.2 million. The refund does not indicate that the APA has been successful, and should the Mexican authorities rule against the Company at conclusion of the APA process, this contingent liability would be payable (Note 6). Since the Company intends to continue to record taxes in Mexico based on realized prices, the contingent liability will grow during the APA process.

(b)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Four of the properties included in the San Dimas mine are subject to legal proceedings commenced by local Ejidos. None of the proceedings name the Company as a defendant; in all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago or corporate entities that are no longer in existence. In addition, three proceedings name the Tayoltita Property Public Registry as co- defendant. In all four proceedings, the local Ejido is seeking title to the property. In one case, which was commenced before the Company’s acquisition of the mine and was brought without the knowledge of DMSL, the court initially ruled in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other properties, since Primero is not a party to the proceeding, the Company has been advised to allow the proceeding to conclude and, in the event that the decision is in favour of the Ejido, to seek an annulment on the basis that it is in possession of the property and is the legitimate owner. If these legal proceedings (or any subsequent challenges to them) are not decided in favour of the Company, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties. No provision has been made in in the consolidated financial statements in respect of these proceedings.

(c)	As at June 30, 2012, the Company had entered into commitments to purchase plant and equipment totaling $3.3 million (2011 - $0.3 million).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(d)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

15.	Subsequent events

Convertible debt

On July 24, 2012, the Company’s board of directors resolved to repay the $30 million convertible note on its maturity date of August 6, 2012, in common shares (Note 8) in order to retain its cash for general corporate purposes, including potential acquisition opportunities. The conversion price will be the greater of Cdn$3.74 or 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012 and for the purposes of the conversion the note will be translated into Canadian dollars at Cdn$1.05 to US $1.00. Accordingly the maximum number of shares to be issued will be 8,422,460.